EZGO Technologies Ltd.

Building A, Floor 5,

Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

October 8, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jeff Gordon

Re:	EZGO Technologies Ltd.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted September 24, 2020

CIK No. 0001806904

Dear Mr. Gordon:

EZGO Technologies Ltd. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 1, 2020, regarding the Amendment No. 3 to Draft Registration Statement on Form F-1 submitted to the Commission on September 24, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 24, 2020

Financial Statements, page F-1

1.	Based on the share reorganization that occurred during September 2020 and has been reflected in your annual and interim financial statements, it appears to us that you should update the dates through which subsequent events were evaluated currently disclosed in Note 17 on page F-34 and Note 13 on page F-56.

In response to the Staff’s comment, we revised the date in Note 17 on page F-34 and Note 13 on page F-56.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer
EZGO Technologies Ltd.

cc:   Richard I. Anslow, Esq.